CUSIP No. 936750108                  13D/A
Page 1 of 10 Pages



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a) Under the Securities Exchange Act of 1934


(AMENDMENT No. 29)


WARWICK VALLEY TELEPHONE COMPANY
-----------------------------------------------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------
(Title of Class of Securities)


936750108
-----------------------------------------------------------
(CUSIP Number)


SANTA MONICA PARTNERS, L.P.
1865 Palmer Avenue
Larchmont, NY  10538
914-833-0875
-----------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2007
-----------------------------------------------------------
(Date of Event that Requires Filing of This Statement)
























CUSIP No. 936750108                  13D/A
Page 2 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS, L.P.
		13-3100474
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		114,689
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				114,689
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		114,689
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.



CUSIP No. 936750108                  13D/A
Page 3 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
		56-2393841
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		5000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				5000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		5000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners Opportunity Fund, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities
Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.



CUSIP No. 936750108                  13D/A
Page 4 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS II, L.P.
		48-1289758
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		1000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				1000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		1000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.0%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN
__________________________________________________________

Filing by Santa Monica Partners II, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.


CUSIP No. 936750108                  13D/A
Page 5 of 10 Pages


1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SMP ASSET MANAGEMENT LLC
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC (of Santa Monica Partners, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		114,689
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				114,689
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		114,689
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by SMP Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.


CUSIP No. 936750108                  13D/A
Page 6 of 10 Pages


1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS ASSET MANAGEMENT LLC
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
WC (of Santa Monica Partners Opportunity Fund, L.P. and
Santa Monica Partners II, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		6000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				6000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
12	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		6000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.0%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by Santa Monica Partners Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.




CUSIP No. 936750108                  13D/A
Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		LAWRENCE J. GOLDSTEIN
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
	WC (of Santa Monica Partners, L.P.
	and certain client accounts)
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		USA
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		120,689
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				130,889
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		130,889
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.4%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		IN
__________________________________________________________

Filing by Lawrence J. Goldstein of this statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.




CUSIP No. 936750108                  13D/A
Page 8 of 10 Pages


WARWICK VALLEY TELEPHONE COMPANY SCHEDULE 13D/A
(AMENDMENT No. 21)


Item 1.  Security and Issuer.

No Change


Item 2.   Identity and Background.

a) This Statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners"), Santa Monica Partners Opportunity Fund, L.P. a Delaware limited partnership (?SMPOF?), Santa Monica Partners II, a Delaware limited partnership (?SMPII?), SMP Asset Management LLC, a Delaware limited liability company that acts as the general partner of Santa Monica Partners ("SMP Asset Management"), Santa Monica Partners Asset Management, LLC, a Delaware limited liability company that acts as the general partner of SMPOF and SMPII (?SMPAM?), and Lawrence J. Goldstein, the president and sole owner of SMP Asset Management and SMPAM.

(b)-(c) The principal business of Santa Monica Partners, SMPOF and SMPII is to invest in securities with the objective of preserving principal, building net worth, and achieving long-term capital growth for its investors. The principal business of SMP Asset Management and SMPAM is to provide investment advice to and to manage the business and affairs of Santa Monica Partners, SMPOF and SMPII respectively. Mr. Goldstein's principal occupation is providing investment advice to and supervising the business and affairs of SMP Asset Management, SMPAM, and indirectly, Santa Monica Partners, SMPOF and SMPII. The principal business address of Santa Monica Partners, SMPOF, SMPII, SMP Asset Management, SMPAM, and Mr. Goldstein (collectively, the "Reporting Persons") is 1865 Palmer Avenue, Larchmont, New York 10538.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Goldstein is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

The source of all funds for purchases of the Shares by Santa Monica Partners, SMPOF and SMPII was the working capital of Santa Monica Partners, SMPOF and SMPII respectively. The source of all funds for purchases by SMP Asset Management, SMPAM and Mr. Goldstein, as President and sole owner of SMP Asset Management and SMPAM, was the working capital of Santa Monica Partners, SMPOF and SMPII respectively. The source of all funds for purchases by


CUSIP No. 936750108                  13D/A
Page 9 of 10 Pages


Mr. Goldstein on behalf of certain client accounts was the working capital of such accounts.

Such working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.


Item 4.  Purpose of Transaction.

On April 4, 2007, Santa Monica Partners, L.P. submitted a letter to the Board of Directors of the ?Issuer?. Such release of April 4, 2007 is annexed hereto as Exhibit 1 and is incorporated by reference.


Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of April 4, 2007: (i) the Reporting Persons owned beneficially, directly or indirectly, an aggregate of 130,889 Shares, or 2.4% of the Shares outstanding; (ii) Santa Monica Partners had sole voting and sole dispositive power over 114,684 Shares; SMPOF had sole voting and sole dispositive power over 5,000 Shares; SMPII had sole voting and sole dispositive power over 1,000 Shares; Lawrence J. Goldstein had sole voting and sole dispositive power over 120,689 Shares and sole dispositive power over 130,889 Shares.

(c) The following is a list of transactions in the Shares made in open market purchases during the past 60 days:

No change

(d) No Change

(e) No Change


Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

No Change


Item 7.  Material to be filed as Exhibits.



Exhibit 1:

April 4, 2007 Santa Monica Partners, L.P. submitted a letter to some shareholders of the ?Issuer?.

Exhibit 2:

Agreement of Joint Filing by and among Santa Monica Partners,
L.P., Santa Monica Opportunity Fund, L.P. and Santa Monica
Partners II, L.P., dated April 4, 2007.


CUSIP No. 936750108                  13D/A
Page 10 of 10 Pages


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
SANTA MONICA PARTNERS II, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SMP ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


/s/LAWRENCE J. GOLDSTEIN
--------------------------------------
Lawrence J. Goldstein



Exhibit 1:

SANTA MONICA PARTNERS ASSET MANAGEMENT, L.L.C.
1865 Palmer Avenue
Larchmont, New York 10538
Tel: 914.833.0875 ~ Fax: 914.833.1068
info@smplp.com

Joshua M. Eudowe
Principal


April 4, 2007

Warwick Valley Telephone Company Board of Directors
Ms. Kelly C. Bloss
Mr. Jeffrey D. Alario
Mr. Wisner H. Buckbee
Mr. Philip S. Demarest
Mr. Robert J. DeValentino
Mr. Herb Gareiss, Jr.
Mr. Thomas H. Gray
Mr. Douglas J. Mello
Mr. Joseph J. Morrow

Dear Members of the Board of Directors,

It has been enormously frustrating to follow the events of Warwick Valley Telephone (WWVY) for the past several years. Management's absolute inability to develop and execute a strategic plan to revive the Company's direction is beyond comprehension. Add to this, the Board's inexcusable lack of communication with shareholders and it is nothing short of a miracle that you find yourself with any shareholder support whatsoever. Perhaps as shareholders, we must just accept the fact that management and the Board simply do not know what to do, have no answers, and simply lack the skills, experience and knowledge to turn our company around.

Unfortunately, to make matters worse, I read a section of the Company's recently filed proxy statement which struck me as absolutely unfathomable and one of the most unethical decisions I have ever seen. In 2007,
 "the Board has determined to increase the compensation to Directors to $25,000 per Director annually." In
2006, Board members received an aggregate total of $71,325 for director meetings. Does the Board genuinely believe it is appropriate to spend $225,000 instead of $71,325? This represents a pay increase of 315%!

Truthfully, what the Board has done to deserve this?
From what I see in the Company's recent 8K, all you have been successful in doing is overseeing the overall reduction of the Company's earnings by 23% and steering the Company's core telephone business further into the red as operating losses grew to (3.7 million) from (2.9 million) a stellar 29% increase in losses.
Congratulations.

I certainly will be anxious to see how many Directors elect to take part of their compensation in stock as opposed to cash and see how many of you are willing to put your own money at stake.

At the risk of sounding cynical, might I suggest that each of you carefully re-read Section II of the Company's recently filed Proxy, "Governance of the Company" and pay special attention to the section entitled, "Ethics and Values" which states, "The Code is based upon the philosophy that each director? will lead by example and foster a culture that emphasizes trust, integrity, honesty... and responsibility." Was this code not written to ensure your actions as Directors place shareholders at the forefront of your decisions? If so, how will increasing your compensation benefit shareholders? In my view, this increase in compensation is a violation of your fiduciary responsibilities. You are taking working capital from a company that is suffering significant losses and putting it in your own pockets.

Stop treating shareholders with such disrespect and do your job. Stop wasting valuable time voting for greater Board compensation, when you should be voting on actions that will recover the lost value for your shareholders.


Sincerely,

Joshua M. Eudowe




Exhibit 2:

Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees to file with the Securities and Exchange Commission the Statement on Schedule 13D (the ?Statement?) to which this Agreement is attached as an exhibit, as well as any further amendments filed by them with respect to the shares of common stock of Warwick Valley Telephone Company, $.01 per value per share, and agree that the Statement is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.


Dated: April 4, 2007

SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President



Dated: April 4, 2007

SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President



Dated: April 4, 2007

SANTA MONICA PARTNERS II, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President